June 7, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jenny O'Shanick

Re:         Bel Fuse Inc.

Registration Statement on Form S-3

Filed on May 10, 2023

File No. 333-271817

Acceleration Request

Requested Date: June 9, 2023

Requested Time: 9:00 a.m., Eastern Time

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement (the "Registration Statement"), and pursuant to Rule 461 under the Securities Act of 1933, as amended (the "Act"), Bel Fuse Inc. (the "Company") hereby requests that the above-mentioned Registration Statement be declared effective by the Securities and Exchange Commission (the "Commission") at 9:00 a.m., Eastern Time, on June 9, 2023, or as soon thereafter as practicable.

Please call Lloyd Jeglikowski of Lowenstein Sandler LLP at 973-597-6320 to confirm the effectiveness of the Registration Statement or with any questions that you may have.

Very truly yours,

BEL FUSE INC.

By: /s/ Lynn Hutkin

       Name:  Lynn Hutkin

       Title:  Vice President of Financial Reporting & Investor Relations